EXHIBIT 12

                      CENDANT CORPORATION AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                              (DOLLARS IN MILLIONS)

                                                                                   NINE MONTHS ENDED
                                                                                      SEPTEMBER 30,
                                                                              ----------------------------
                                                                                  2001              2000
                                                                              ----------         ---------
EARNINGS BEFORE FIXED CHARGES:
Income before income taxes, minority interest and equity in Homestore.com     $    1,246         $     852
Plus: Fixed charges                                                                  711               400
Less: Equity income (loss) in unconsolidated affiliates                               (5)               14
      Minority interest                                                               33                95
                                                                              ----------         ---------

Earnings available to cover fixed charges                                     $    1,929         $   1,143
                                                                              ==========         =========

FIXED CHARGES (1):
Interest, including amortization of deferred financing costs                  $      633(2)      $     259(3)
Minority interest                                                                     33                95
Interest portion of rental payment                                                    45                46
                                                                              ----------         ---------

Total fixed charges                                                           $      711         $     400
                                                                              ==========         =========

RATIO OF EARNINGS TO FIXED CHARGES                                            $    2.71x(4)     $    2.86x(5)
                                                                              ==========         =========

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(1)   Consists of interest expense on all indebtedness (including amortization of deferred financing costs and capitalized interest) and the portion of operating lease rental expense that is representative of the interest factor.
(2) Consists of interest expense incurred by the Company's PHH subsidiary ($225 million), related to the Company's stockholder litigation settlement liability ($105 million) and all other ($303 million).
(3) Consists of interest expense incurred by the Company's PHH subsidiary ($117 million), related to the Company's stockholder litigation settlement liability ($20 million) and all other ($122 million).
(4) Income before income taxes, minority interest and equity in Homestore.com includes a net gain on the dispositions of businesses of $435 million, partially offset by other charges of $299 million. Excluding such amounts, the ratio of earnings to fixed charges is 2.52x.
(5) Income before income taxes, minority interest and equity in Homestore.com includes other charges of $103 million and a net loss on the dispositions of businesses of $7 million. Excluding such amounts, the ratio of earnings to fixed charges is 3.13x.